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                                                                      EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS

         Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method or the "as if converted" method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options and convertible debt. The effect of approximately 9,692,637 shares related to the assumed conversion of the $ 172.5 million 3% convertible senior notes has been excluded from the computation of diluted earnings per share for the year ended December 31, 2003 as none of the conditions that would permit conversion have been satisfied. Common Shares issuable upon conversion of first preference shares or the exercise of certain options or warrants are not used in the calculation for the years ended December 31, 1999 to 2003, as the effect would be anti-dilutive.

                                                                               YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                2003         2002       2001        2000         1999
                                                              ---------   ---------   ---------   ---------   ----------
                                                             (In thousands of U.S. dollars except per share information)
Net income (loss)  available to common shareholders......     $  44,817   $  13,595   $  71,512   $   4,399   $ (24,560)
Basic net income (loss) per common share ................     $    0.65   $    0.20   $    1.05   $    0.07   $   (0.40)
Diluted net income (loss) per common share ..............     $    0.65   $    0.20   $    1.04   $    0.06   $   (0.40)
Weighted average number of common shares outstanding
   (in thousands)........................................        68,733      68,228      67,832      66,875      61,519
Diluted weighted average number of common shares
   outstanding (in thousands)............................        68,972      68,432      68,548      68,739      61,519
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